Contact

www.linkedin.com/in/liviobisterzo
(LinkedIn)
greenparkbrands.com (Company)

Top Skills

Brand Management
Marketing Strategy
Brand Development

Honors-Awards

Hippeas - Veg World - Best Vegan
Snack

Hippeas - Creative Pool - Gold
Branding Effectiveness

Hippeas - FAB - Brand Identity,
GOLD

Hippeas - Circle Up - 25 most
innovative brands

Ugly - Marketing Society Brave
Brands - Silver

Livio Bisterzo

Entrepreneur and Investor
United States

Summary

I've been an entrepreneur since 2003, starting my first venture in
youth culture, marketing, and events while still in college. Since
then, I've founded, built, and successfully exited several companies
across industries spanning consumer products, technology, and
sustainability.

Over the past decade, I've focused on creating and investing in
brands that drive positive change — combining innovation with
purpose to build better, healthier futures. My passions include
wellness, design, sports, and vintage watches.

Through all my ventures — across consumer, technology, and
energy — my mission has remained the same: to build businesses
that respect the planet, uplift people, and create a lasting impact for
future generations.

Experience

Reel
CEO and Founder
2020 - Present (6 years)

Reel Paper is the emerging sustainable market leader in tree-free paper
goods.
We offer a portfolio of innovative, high-quality products that meet the emerging
needs of tomorrow's consumers and set new standards in the industry.
With a vision for reducing environmental impact, Reel Paper provides
consumers with sustainable alternatives for everyday living. We prioritize
performance and environmental responsibility, and drive positive change in the
household paper goods industry.

Avanti Mondo
Founder and Managing Principal
March 2026 - Present (2 months)

HIPPEAS Snacks
Founder and Board Member
2016 - Present (10 years)

Green Park
Founder and Principal Partner
April 2015 - Present (11 years 1 month)

Green Park invests, incubates and operates innovative and sustainable consumer products and brands designed to meet the needs of tomorrow's consumer, today.

PALMARÁE Gin
Co-Founder
August 2023 - Present (2 years 9 months)

Mavericks Snacks
Founder
January 2022 - July 2025 (3 years 7 months)

Little Miracle Drinks
Little Miracle Drinks
September 2011 - December 2014 (3 years 4 months)

Alvaro Group
Entrepreneur
September 2006 - January 2012 (5 years 5 months)
London-NY-Chicago

Education

University of the Arts London
Business and Management in Fashion · (1999 - 2002)